Management’s Discussion and Analysis

Three and Nine month periods ended September 30, 2006

This Management Discussion and Analysis (“MD&A”) of the results of operations of QSound Labs, Inc. (the company) for the three and nine month periods ended September 30, 2006 should be read in conjunction with the interim unaudited consolidated financial statements of the company for the quarters ended March 31, 2006; June 30, 2006 and the annual audited financial statements of the company for the fiscal year ended December 31, 2005.  Management has prepared these notes with the understanding that readers are already familiar with the MD&A for the fiscal year ended December 31, 2005 and the quarter ended March 31, 2006 and June 30 2006.

The company reports its unaudited consolidated financial statements in United States dollars and in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

Operations

Below we provide information on the significant line items in our statement of operations for the three and nine month periods ended September 30, 2006 and 2005, as well as analysis of the changes period to period.

	Q3 2006	YTD 2006	Q3 2005	YTD 2005
Royalties and license fees revenues	$262,307	$1,219,078	$167,087	$758,591

Product sales revenues
Audio segment	$25,805	$73,314	$37,264	$194,922
E-Commerce segment	41,668	124,789	44,724	145,557
Telephony segment	11,907	28,444	13,362	41,155
Total	$79,380	$226,547	$95,350	$381,634

The increase in royalties and license fees revenues is attributable to increased activity in the mobile device market as shipments of microQ product start to ramp up.  Typically, each license includes an upfront license fee and per unit royalties payable as the related products are shipped

The audio segment experienced a decrease in product sales of 65% in Q3 2006 from Q3 2005 primarily due to a decline in analog chip sales.  We expect sales to continue to decline as digital technology continues to become the more cost effective solution.

	Q3 2006	YTD 2006	Q3 2005	YTD 2005
Marketing expenses	$270,591	$698,576	$256,592	$754,891
Operating expenses	$35,427	$105,237	$53,305	$150,951

Marketing expenses in the Audio segment comprise the majority of this category.  We have concentrated our efforts primarily on the mobile device market for the past four years.  As a result, we have cut back on expenditures in the telephony and e-commerce segments of our business.  The increase for Q3 2006 over Q3 2005 is due primarily to stock based compensation expense totaling $42,599.

	Q3 2006	YTD 2006	Q3 2005	YTD 2005
Product engineering expenses	$194,244	$627,074	$226,433	$710,807

The majority of product engineering expenses is made up of salaries.  As our needs in audio and telephony change, so does our staffing mix to satisfy those needs.  During the third quarter of 2006 the audio segment has seen a relatively constant level of staff when compared to the third quarter of 2005, while the telephony business unit has seen a decrease in staff.

	Q3 2006	YTD 2006	Q3 2005	YTD 2005
Administration and foreign exchange	$213,751	$667,164	$236,714	$620,847

The difference between 2006 and 2005 can be directly attributable to two factors, foreign exchange and stock based compensation cost.  The decrease in value of the United States dollar against the Canadian dollar has increased our expenses as the majority of administrative expenses are incurred in Canadian Dollars.

Financial Condition

The company had a working capital surplus of $2,636,804 at September 30, 2006 as compared to $1,492,688 as at December 31, 2005.

Cash resources at the end of the third quarter of 2006 were $2,307,783 as compared to $1,222,729 at December 31, 2005.  Current liabilities at the end of the third quarter of 2006 were $466,300, which consisted of $220,971 in accounts payable and accrued liabilities and $245,329 in deferred revenue.  Current liabilities at December 31, 2005 were $330,797 which consisted of $285,786 in accounts payable and accrued liabilities and $45,011 in deferred revenue.  Management feels that with our current cash on hand and cash flows from operations the company has sufficient capital to carry out its business plan for at least he next twelve months..

Capital Expenditures

The company continues to take steps to ensure that its technology is current and up to date.  To facilitate that goal and ongoing research and development, as well as protecting its technology through the registration of trademarks and patents, the company invested $8,611 in the quarter in new computer equipment and software, trademarks and patents.